SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15 (d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934







              For the fiscal years ended December 31, 2000 and 1999


                        Commission File Number 333-52664


                             BLACK HILLS CORPORATION

                          401K RETIREMENT SAVINGS PLAN


                             BLACK HILLS CORPORATION

                                625 NINTH STREET

                                   PO BOX 1400

                         RAPID CITY, SOUTH DAKOTA 57709

Black Hills Corporation
Retirement Savings Plan

Financial statements as of
December 31, 2000 and 1999
together with report of
independent public accountants

Index to financial statements and supplemental schedules                 Page


Report of independent public accountants                                  1

Statements of net assets available for benefits                           2

Statements of changes in net assets available for benefits                3

Notes to financial statements                                             4

Schedule H, line 4i-- Schedule of Assets (Held At End of Year)            7

Schedule G, Part III-- Nonexempt Transactions                             9

Report of independent public accountants



To the Trustees of
Black Hills Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended December 31, 2000 and 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Black Hills Corporation Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP



Minneapolis, Minnesota,
June 1, 2001

Black Hills Corporation Retirement Savings Plan

Statements of net assets available for benefits

As of December 31



                                                 2000            1999
                                              -----------     ----------

CASH                                          $     7,995     $   49,409

INVESTMENTS, at fair value:
   Cash fund                                       45,729              -
   Collective trusts                            7,617,449      7,490,837
   Mutual funds                                10,727,912      9,909,127
   Common stock                                   452,537              -
   Black Hills Corporation common stock        11,958,351      5,668,478
   Participant loans                              813,350        819,385
   Other                                                -        249,511
                                               ----------     ----------

               Total investments               31,615,328     24,137,338

CONTRIBUTIONS RECEIVABLE:
   Employee                                        15,989         34,147
   Employer                                         5,980              -

INVESTMENT TRANSACTIONS PENDING                     3,543         19,951
                                              -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS             $31,648,835    $24,240,845
                                              ===========    ===========


The accompanying notes are an integral part of these statements.

Black Hills Corporation Retirement Savings Plan

Statements of changes in net assets available for benefits

For the years ended December 31


                                                       2000            1999
                                                     -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year $24,240,845    $22,384,307
                                                     -----------    -----------

INCREASES (DECREASES) DURING THE YEAR:
   Participant contributions                           3,905,269      1,367,450
   Employer matching contribution                        574,290              -
   Investment interest and dividends                   1,372,971        946,130
   Net appreciation in fair value of investments       3,033,933      1,053,592
   Net realized gain (loss) on sale of investments       363,713         (8,552)
   Administrative expenses                                (2,750)        (2,350)
   Other                                                  16,214         12,632
   Distributions to participants                      (1,855,650)    (1,512,364)
                                                     -----------    -----------

               Net increase in net assets              7,407,990      1,856,538
                                                     -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year       $31,648,835    $24,240,845
                                                     ===========    ===========



The accompanying notes are an integral part of these statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

Notes to financial statements

December 31, 2000 and 1999


1    Description of the Plan
----------------------------

The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for more complete information.

General

The Black Hills Corporation Retirement Savings Plan (the Plan) is a defined contribution plan for eligible employees of Black Hills Power, Inc., the assumed business name of the electric utility of Black Hills Corporation (the Company), and certain subsidiary companies of Black Hills Corporation. The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. It is subject to the provisions of the Employment Retirement Income Security Act of 1974. The Plan is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the Code).

Merrill Lynch serves as the asset custodian and record keeper. The Black Hills Corporation Benefits Committee (the Committee) is the trustee of the Plan, and the Company's risk manager serves as the administrator of the Plan.

Plan expenses

Administrative fees of approximately $60,800 and $17,100 were paid by the Company in 2000 and 1999, respectively.

Eligibility and vesting

Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions. Participants vest 20 percent per year in matching contributions until reaching five years of service. At that time, participants are 100 percent vested in matching contributions. Participants also become fully vested in employer contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions

The maximum percentage of compensation an employee may contribute to the Plan is 20 percent, with an annual maximum contribution of $10,500, as provided by the Internal Revenue Code. There is no limit to the number of times participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 22 investment options or individual investments as directed by the participant.

Effective January 1, 2000 (effective May 1, 2000 for employees represented by the collectively bargained unit), the Plan was amended to include a discretionary dollar-for-dollar Company matching contribution, up to a maximum of 3 percent of an individual participant's compensation.

Rollover contributions

The Plan received $2,102,946 and $41,544 in rollover transfers from other qualified plans in 2000 and 1999, respectively, which are included in participant contributions on the statements of changes in net assets available for benefits. In 2000 approximately $1.7 million of the rollover transfers came from the acquisition of Indeck Capital, Inc., which was merged into Black Hills Energy Capital, Inc.

Participant loans

The Plan contains a loan provision which allows participants to borrow up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances at an interest rate of 1 percent over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years. During 2000 and 1999, interest rates on outstanding participant loans ranged from 8.75 percent to 10.50 percent and from 8.75 percent to 9.50 percent, respectively. Loans are prohibited for terminated employees.

Distributions to participants

Employee account balances are distributable upon retirement, disability, death, termination from the Company or hardship. Upon the occurrence of one of these events, a participant (or the participant's beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or installment payments over a period of no more than 10 years.

Amendments and termination

The Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan participants become 100 percent vested, and all assets will be distributed among the participants in accordance with plan provisions.

2    Summary of significant accounting policies
-----------------------------------------------

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment valuation and income recognition

Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their market values at the beginning of the year or original cost if purchased during the year. Unrealized appreciation or depreciation of investments represents changes in the market value of investments since the beginning of the year.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Reclassification

Certain 1999 numbers have been reclassified to conform to the 2000 presentation.

3    Investments
----------------

The investment options of the Plan at December 31, 2000 consist of deposits in collective trusts of Merrill Lynch, mutual funds, common stock of the Company and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant directed and participants may change their investment elections daily.

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                                        2000          1999
                                                     ----------    ----------

Merrill Lynch Retirement Preservation Trust          $3,173,244    $2,889,423
Merrill Lynch Equity Index Trust                      4,444,205     4,601,414
Managers International Equity Fund                    2,490,145     2,865,676
Merrill Lynch Growth Fund                             2,103,703     2,827,831
Davis New York Venture Fund                           1,588,978       876,758
Black Hills Corporation common stock                 11,958,351     5,668,478
Merrill Lynch Capital Fund                              *           1,069,605


*Under 5 percent.

4    Tax status
---------------

The Plan obtained its latest determination letter on June 19, 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Plan sponsor is committed to taking all action necessary, if any, to maintain the Plan's qualified status.

5    Party-in-interest transactions
-----------------------------------

The Plan invests in Merrill Lynch funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

BLack Hills Corporation Retirement Savings Plan

(Employer identification number:  46-0111677) (Plan number:  003)

Schedule H, line 4i-- Schedule of Assets (Held At End of Year)

As of December 31, 2000


                                                                     Current
               Description                            Cost            value
-----------------------------------------------     --------       -----------

CASH FUND:
Merrill Lynch Ready Assets*                            **          $    45,729

               Total cash fund                                          45,729

COLLECTIVE TRUSTS:
   Merrill Lynch Retirement Preservation Trust*        **            3,173,244
   Merrill Lynch Equity Index Trust*                   **            4,444,205

               Total collective trusts                               7,617,449

MUTUAL FUNDS:
   PIMCO Total Return Fund                             **              871,652
   Federated International Income Fund                 **                7,699
   Van Kampen Worldwide High Income Fund               **               11,633
   Oppenheimer U.S. Government Fund                    **               58,392
   Merrill Lynch Capital Fund*                         **              714,639
   Managers International Equity Fund                  **            2,490,145
   Oppenheimer Global Fund                             **              917,744
   Davis New York Venture Fund                         **            1,588,978
   Merrill Lynch Growth Fund*                          **            2,103,703
   Alliance Quasar Fund                                **              144,400
   Davis Convertible Securities Fund                   **               83,339
   Van Kampen Real Estate Securities Fund              **               29,741
   Merrill Lynch Pacific Fund*                         **               43,990
   Munder Framlington Healthcare Fund                  **              409,455
   Oppenheimer Gold and Special Minerals Fund          **               34,049
   State Street Research Global Resources Fund         **               14,339
   Pioneer Europe Fund                                 **              116,086
   Seligman Communications and Information Fund        **            1,087,928

               Total mutual funds                                   10,727,912

COMMON STOCK:
   Black Hills Corporation Common Stock*               **           11,958,351

                                                                     Current
               Description                            Cost            value
-----------------------------------------------     --------       -----------

   ADC Telecommunications Inc                          **                5,437
   AT&T Corp                                           **               17,250
   Allnetsvcs Com Corp                                 **                   73
   America Online Inc                                  **               21,924
   Apple Computer Inc                                  **               28,262
   Avaya Inc                                           **                   82
   Charter Communications Inc                          **                2,268
   Cisco Systems Inc                                   **                5,737
   Corning Inc                                         **               15,844
   Compuware Corp                                      **                1,250
   E Trade Group Inc                                   **                2,950
   EMC Corporation                                     **                6,650
   Echelon Corporation                                 **                9,637
   Egghead.com Inc                                     **                  335
   Ericsn LM Tel                                       **                7,160
   Exxon Mobil Corp                                    **               43,469
   Ford Motor Co                                       **               35,156
   Grey Wolf Inc                                       **               11,750
   Global Marine Inc                                   **               14,187
   Globalstar Telecom                                  **                   90
   Hollywood Media Corp                                **                  775
   Intel Corp                                          **               19,540
   Intl Business Mach                                  **                2,380
   Intl Rectifier Corp                                 **                4,500
   Knight Trading Group Inc                            **                1,045
   Ahold NV                                            **                9,847
   Koninkligke Philips Electronics N.V.                **               10,875
   LSI Logic Corp                                      **                1,367
   Laser Vision Centers                                **                  487
   Lucent Technologies Inc                             **               18,900
   Mkting Svcs Gp Inc                                  **                  118
   Medarex Inc                                         **                8,883
   Micron Technology Inc                               **               17,750
   Navarre Corp                                        **                  546
   Nortel Networks Corp                                **                6,412
   Nokia Corp                                          **               13,050
   Pfizer Inc                                          **               23,000
   Philip Morris Cos Inc                               **               22,000
   Protein Ploymer Techs                               **               27,484
   RF Micro Devices Inc                                **                1,371
   Rite Aid Corp                                       **                1,187
   Safeguard Scientifics                               **                  993
   Southwest Airlines Co                               **               10,662
   Texas Instruments                                   **                7,106
   Walmart Stores Inc                                  **                7,968
   Worldcom Inc                                        **                4,780
                                                                   -----------

               Total common stock                                   12,410,888

PARTICIPANT LOANS, with interest rates ranging
  from 8.75 percent to 10.50 percent*                  **              813,350
                                                                   -----------

               Total investments                                   $31,615,328
                                                                   ===========


*Denotes party in interest.
**Cost is not required for participant-directed accounts.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

(Employer identification number: 46-0111677) (Plan number: 003)

Schedule G, Part III -- Nonexempt Transactions

For the year ended December 31, 2000

                            Relationship to
                           the Plan, employer       Description of transactions, including                Interest
       Identity of          or other party in    maturity date, rate of interest, collateral,    Amount   incurred
     party involved             interest                  and par or maturity value              loaned    on loan
-----------------------    ------------------    -------------------------------------------     ------   --------
Black Hills Corporation          Sponsor        Lending of moneys from the Plan to the             $27      $4
                                                 employer (contributions not timely remitted
                                                 to the Plan), as follows: Deemed loan dated
                                                 February 9, 1999, maturity June 14, 2000,
                                                 deemed interest on the loan, 10 percent
